FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 28th , 2004

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒         Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐         No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐         No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐         No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles completes the acquisition of BellSouth’s mobile operators in

Colombia, Peru, Uruguay, Nicaragua and Venezuela.

NOTICE OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, October 28th 2004

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that Telefónica Móviles, S.A., after obtaining the necessary permission from the countries’ respective authorities, has completed the acquisition of 100% of BellSouth’s cellular operators in Colombia, Peru, Nicaragua, Uruguay and Venezuela.

These acquisitions mark the close of the second stage of acquisitions as contemplated in the agreement reached between the Telefónica Group and BellSouth after the acquisition of 100% of Bellsouth’s operators in Ecuador, Panama and Guatemala last October 14th. Telefónica Móviles expects to acquire the rest of the operators (Argentina and Chile) during the course of 2004.

Telefónica Móviles has acquired five operators with an enterprise value of 2,665 million dollars, after receiving the regulatory approval from the relevant authorities in each country. Telefónica Móviles has completed the acquisition to BellSouth and has reached agreements with the minority shareholders of the different operators in order to obtain the 100% of the companies in Colombia, Nicaragua, Uruguay and Venezuela, and 97.43% of the Peruvian operator, with the remaining 2.57% still publicly traded.

We attach to this official statement press release to be announced to the media.

Hence, it is hereby requested that this statement be accepted on this day, October 28th 2004.

D. Antonio Hornedo Muguiro.

General Counsel

Telefónica Móviles, S.A.

28/10/2004

Press Release

TELEFÓNICA MÓVILES COMPLETES THE ACQUISITION OF BELLSOUTH’S CELLULAR OPERATORS IN VENEZUELA, COLOMBIA, NICARAGUA, PERU AND URUGUAY

•	These acquisitions, which have a combined enterprise value of 2,665 million dollars, complete the second phase of the agreement reached between the Telefónica Group and Bellsouth, by which Telefónica Móviles is to purchase Bellsouth’s mobile telephony assets in 10 Latin American countries, for a maximum enterprise value of 5,850 million dollars.

•	Telefónica Móviles has now completed the purchases of eight of the 10 operators, adding the ones closed today to those in Ecuador, Panama and Guatemala, which were acquired on October 14. The enterprise value of the eight operators acquired to date is 4,330 million dollars.

•	Telefónica Móviles expects the remaining acquisitions (Argentina and Chile) to be completed by year-end.

Madrid, 28 October 2004.- Telefónica Móviles, the company in charge of managing all Telefónica Group’s cellular assets, has completed the acquisition of BellSouth’s cellular operators in Colombia, Nicaragua, Peru, Uruguay and Venezuela.

These acquisitions mark the conclusion of the second stage of the purchases envisaged in the agreement reached between the Telefónica Group and BellSouth on 8 March this year whereby Telefónica Móviles is to acquire all BellSouth’s cellular assets in Latin America, which comprised some 12.5 million customers in 10 countries at the end of the first semester of 2004.

Together with the acquisition of Bellsouth’s cellular operators in Ecuador, Guatemala and Panama on 14 October, Telefónica Móviles has now completed the acquisition of eight of the 10 operators.

The Company expects to complete the remaining acquisitions (in Argentina and Chile) over the course of 2004, subject to the receipt of the appropriate approvals by the regulatory authorities in those countries.

“The acquisition of these five companies brings us one step closer to our target of completing the purchases of all 10 operators in 2004. We trust that we will be able to resolve all pending issues and obtain regulatory approval in Argentina and Chile in order to complete our planned investments in those countries,” said Antonio Viana-Baptista, Chairman and CEO of Telefónica Móviles. “The operators acquired have positive earnings and operating indicators. Now within the fold of the Telefónica Móviles Group, their goal is tocapture a good share of the significant growth potential that exists for mobile telephony in their respective countries”.

The operators acquired.

Telefónica Móviles has acquired five operators with an enterprise value of 2,665 million dollars, after receiving the regulatory approval from the relevant authorities in each country. Telefónica Móviles has acquired 100% of the companies in Colombia, Nicaragua, Uruguay and Venezuela, and 97.43% of the Peruvian operator, with the remaining 2.57% still publicly traded.

Venezuela

Telefónica Móviles is now market leader in Venezuela, with over 3.9 million customers at the end of the third quarter of 2004, in a market of 25 million inhabitants with an estimated penetration rate of 29%.

Telefónica Móviles has acquired 78.2% of the company from Bellsouth. It will acquire the remaining 21.8% as soon as BellSouth finalises the purchase process for the stake, which is expected soon. The enterprise value of 100% of the Venezuelan operator is 1,195 million dollars.

Colombia

Telefónica Móviles has acquired the second largest Colombian operator, with over 2.64 million customers at the end of the third quarter of 2004 in a market of 44.5 million inhabitants with an estimated penetration rate of 14%.

Telefónica Móviles acquired 77.6% of the company from BellSouth, while Grupo Bavaria participated in this agreement to sell Telefónica Móviles the remaining 22.4%. The total enterprise value for the Colombian operator is 1,050 million dollars.

Peru

The combination of the existing operations of Telefónica Móviles Perú and BellSouth Perú, means Telefónica Móviles would have had over 2.7 million customers in Peru at the close of the third quarter of 2004, in a market of over 27.3 million inhabitants with an estimated penetration rate of 18%.

Telefónica Móviles has acquired 97.43% of the company from Bellsouth. The 2.57% outstanding will continue to be publicly listed. The total enterprise value of the company is 210 million dollars.

Nicaragua

Telefónica Móviles is now market leader in Nicaragua, acquiring an operator with over 254,000 customers at the end of the third quarter of 2004 in a market of over 5.5 million inhabitants, with an estimated penetration rate of 7.8%.

Telefónica Móviles has acquired 100% of the company from Bellsouth. The total enterprise value for the Nicaraguan operator is 150 million dollars.

Uruguay

Telefónica Móviles becomes the second-ranked operator in Uruguay, with over 172,000 customers at the end of the third quarter of 2004, in a market of over 3.2 million inhabitants with and an estimated penetration rate of 14%.

.

Telefónica Móviles has acquired 68% of the company from Bellsouth. Motorola, which has also participated in this agreement, agreed to sell its 32% stake in the company to Telefónica Móviles. The total enterprise value for the Uruguayan operator is 60 million dollars.

The acquisition of the outstanding stakes from the other investors in the companies acquired (Grupo Bavaria in Colombia and Motorola in Uruguay) will be carried out at the same valuation as that used in the acquisition of the BellSouth’s stakes. The acquisitions of these stakes are to be completed in the short term.

Combined, the five operators acquired posted revenues of 1,489 million dollars and EBITDA of 539 million dollars in 2003.

In the first half of 2004 (ended 31 May 2004), the five operators had revenues of approximately 885 million dollars and EBITDA of 297 million dollars.

In all, BellSouth’s 10 Latin American cellular operators had revenues of 2,501 million dollars and EBITDA of 867 million dollars in 2003.

Telefónica Móviles assumes management of the operators in Venezuela, Colombia, Nicaragua, Peru and Uruguay as of today. These operators will maintain their brand names and commercial systems for the time being until their commercial platforms are integrated into those of the Telefónica Móviles Group.

The overall agreement with BellSouth

Under the overall agreement reached by Telefónica Group for Telefónica Móviles to acquire BellSouth’s Latin American 10 cellular operators, the transaction values 100% of the companies (firm value) at 5,850 million dollars, to be financed with Telefónica Móviles’ cash flow and debt.

The transaction makes Telefónica Móviles the world’s second biggest multinational cellular player, with more than 68 million managed customers (figures at the end of the first half of 2004) and the largest player in Latin America, with over 47.5 million managed customers. In addition, it is the only mobile telephony company operating in all the region’s key markets, which together have over 421 million inhabitants. This leaves the company well-positioned to leverage the strong growth potential of the Latin American market.

Telefónica Móviles

Telefónica Móviles manages all the Telefónica Group’s cellular assets in the world. It is one of the world’s largest mobile telephony operators and leader in the Spanish- and Portuguese-speaking markets. It has operations on three continents and a managed customer base of over 68 million (at the end of the first half of 2004) including those of BellSouth’s LatAm operators, whose acquisition was agreed in March this year. In 2003 Telefónica Móviles reported 10,070 million euros of operating revenues (+10.2%), EBITDA of 4,463 million euros (+19.5%) and net profit of 1,608 million euros. Telefónica Móviles is a founding member of the European mobile operators’ alliance, FreeMove.

Telefónica Móviles’ shares are traded on the Spanish and New York Stock Exchanges with the ticker symbol TEM. For more information visit our website: www.telefonicamoviles.com

The Telefónica Group

The Telefónica Group is one of the world’s leading telecommunications companies. Telefónica is the leading operator in the Spanish and Portuguese speaking markets and the sixth largest operator in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both of these. The company has a significant presence in 16 countries and has operations in approximately 40. Telefonica has a strong presence in Latin America, where the company operates in eight countries and where it concentrates its growth strategy. Its customer base amounts to more than 100 million clients.

Telefónica is a 100% private company, with almost 1.7 million direct shareholders. Its share capital currently comprises 4,955,891,361 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima,

Buenos Aires, São Paulo and the SEAQ International Exchange in London.

Más información en nuestra página web http://www.telefonicamoviles.com

Dirección de División de Comunicación	Tel: +34 91 423 40 44
Paseo de Recoletos, 7 y 9	Fax: +34 91 423 40 11

28004 Madrid	e-mail: prensa_tm@telefonicamoviles.com

(NOTE: Data for BellSouth at the end of 2003 correspond to the period ended 30 November. Data for

BellSouth for the third quarter of 2004 correspond to the period ending in August.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: October 28th, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel